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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

      The following summarizes certain risks which management believes are specific to our business. This should not be viewed as including all risks.

MERGER WITH HUMBOLDT BANCORP

      On July 9, 2004, Humboldt Bancorp merged with and into Umpqua Holdings and on July 10, 2004, Humboldt Bank merged with and into Umpqua Bank. The merger is expected to generate after-tax cost savings and expense reductions of approximately 23% of Humboldt's projected 2004 non-interest expense when fully phased-in. The expense reductions are intended to be achieved by eliminating duplicative technology, operations, outside services, redundant staff, facility consolidations and purchasing efficiencies. The combined company may fail to realize some or all or the anticipated cost savings and other benefits of the transaction. See Management's Discussion and Analysis of Financial Condition and Results of Operations - "Non-interest Expense."

UMPQUA IS PURSUING AN AGGRESSIVE GROWTH STRATEGY WHICH MAY PLACE HEAVY DEMANDS ON ITS MANAGEMENT RESOURCES.

      Umpqua is a dynamic organization that is one of the fastest-growing community financial services organizations in the United States. We merged with VRB Bancorp in December 2000, increasing our assets from approximately $435 million to $785 million; acquired Linn-Benton Bank and merged with Independent Financial Network, Inc. in December 2001, to add approximately $550 million in assets; and merged with Centennial Bancorp in November 2002 to add approximately $800 million in assets. In July 2004, we merged with Humboldt Bancorp and we continue to explore other merger and acquisition opportunities. We expect that a substantial amount of management's attention and effort will be directed at deriving the benefits and efficiencies expected from past and future mergers. We have announced our intent to open new stores in Oregon, Washington and California, to continue our growth strategy. If we pursue our strategy too aggressively, or if factors beyond management's control divert attention away from our integration plans, management may become over-taxed and we might be unable to realize some or all of the anticipated benefits. Moreover, the combined Company is dependent on the efforts of key personnel to achieve the synergies associated with our acquisitions. The loss of one or more of our key persons could have a material adverse effect upon our ability to achieve the anticipated benefits.

THE REMODELING OF OUR BRANCHES MAY NOT BE COMPLETED SMOOTHLY OR WITHIN BUDGET, WHICH COULD RESULT IN REDUCED EARNINGS.

      Umpqua Bank has transformed itself from a traditional community bank into a community-oriented financial services retailer through a series of mergers and acquisitions in the past few years. In pursuing this strategy, we have remodeled many of the bank branches to resemble retail stores that include distinct physical areas or boutiques such as a "serious about service center," an "investment opportunity center" and "a computer cafe." Remodeling involves significant expenses, disrupts banking activities during the remodeling period, and presents a new look and feel to the banking services and products being offered. There is a risk that remodeling costs will exceed forecasted budgets and that there may be delays in completing the remodels, which could cause confusion and disruption in the business of those branches.

INVOLVEMENT IN NON-BANK BUSINESSES MAY INVOLVE UNIQUE RISKS.

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      We have a licensed retail broker-dealer subsidiary, Strand, Atkinson,
Williams & York, Inc. Retail brokerage operations present special risks not borne by community banks. For example, the brokerage industry is subject to fluctuations in the stock market that may have a significant adverse impact on transaction fees, customer activity and investment portfolio gains and losses. Likewise, additional or modified regulations may affect our banking, investment banking and brokerage operations. A decline in fees and commissions or losses suffered in the investment portfolio could adversely affect the subsidiary's contribution to the income of the holding company, and might increase the subsidiary's capital needs. Strand Atkinson is subject to claim arbitration risk arising from customers who claim their investments were not suitable or that their portfolios were too actively traded. These risks increase when the market, as a whole, declines. The risks associated with retail brokerage may not be supported by the income generated by those operations. As we continue to grow, we may acquire other financial services companies whose successful integration is not assured and may present additional management challenges and new risks to us. See Management's Discussion and Analysis of Financial Condition and Results of Operations - "Non-interest Income."

THE MAJORITY OF UMPQUA BANK'S ASSETS ARE LOANS, WHICH IF NOT PAID WOULD RESULT IN LOSSES TO THE COMPANY.

      Umpqua Bank, like other lenders, is subject to credit risk, which is the risk of losing principal and/or interest due to borrowers' failure to repay loans in accordance with their terms. Although we have established underwriting and documentation criteria and most loans are secured by collateral, a downturn in the economy or the real estate market in our market areas or a rapid increase in interest rates could have a negative effect on collateral values and borrowers' ability to repay. To the extent loans are not serviced by borrowers, the loans are placed on non-accrual, thereby reducing interest income. To the extent loan charge-offs exceed expectations, additional amounts must be added to the allowance for credit losses, which reduces income.

      Although management believes that our allowance for loan losses and reserve for unfunded commitments at September 30, 2004 is adequate, no assurance can be given that an additional provision for credit losses will not be required. See Management's Discussion and Analysis of Financial Condition and Results of Operations - "Allowance for Loan Losses and Unfunded Commitments," Provision for Loan Losses" and "Asset Quality."

A RAPID CHANGE IN INTEREST RATES COULD MAKE IT DIFFICULT TO MAINTAIN OUR CURRENT INTEREST INCOME SPREAD AND COULD RESULT IN REDUCED EARNINGS.

      Our earnings are largely derived from net interest income, which is interest income and fees earned on loans and investments, less interest paid on deposits and other borrowings. Interest rates are highly sensitive to many factors that are beyond the control of our management, including general economic conditions and the policies of various governmental and regulatory authorities. As interest rates change, net interest income is affected. With fixed rate assets (such as fixed rate loans) and liabilities (such as certificates of deposit), the effect on net interest income depends on the maturity of the asset or liability. Although we strive to minimize interest rate risk through asset/liability management policies, from time to time maturities are not balanced. For example, the rapid drop in short term interest rates during 2002 made it difficult to reduce interest expense as rapidly as interest income fell on loans contractually tied to prime rate. More recently, in mid-2003, the rapid increase in long-term home mortgage rates caused a reduction in refinance activity and the sale of some previously "locked" loans at a loss. Any rapid increase in interest rates in the future could result in interest expense increasing faster than interest income because of fixed rate loans and longer-term investments. Further, substantially higher interest rates generally reduce loan demand and may result in lower loan totals. An unanticipated rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the level of net interest income. See Management's Discussion and Analysis of Financial Condition and Results of Operations - "Asset/Liability Management."

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THE VOLATILITY OF OUR MORTGAGE BANKING BUSINESS CAN ADVERSELY AFFECT EARNINGS.

      Changes in interest rates greatly affect the mortgage banking business. One of the principal risks in this area is prepayment of mortgages and their effect on mortgage servicing rights ("MSR"). We can mitigate this risk by purchasing financial instruments, such as fixed rate investment securities and interest rate contracts, which tend to increase in value when long-term interest rates decline. The success of this strategy, however, depends on management's judgments regarding the amount, type and mix of MSR risk management instruments that we believe are appropriate to manage the changes in the fair value of our MSR asset. If these decisions and strategies are not successful, our net income could be adversely affected. See Management's Discussion and Analysis of Financial Condition and Results of Operations - "Mortgage Servicing Rights."

OUR BANKING AND BROKERAGE OPERATIONS ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS, WHICH HAS INCREASED AND CAN BE EXPECTED TO BECOME MORE BURDENSOME, INCREASE OUR COSTS AND/OR MAKE US LESS COMPETITIVE.

      We and our subsidiaries are subject to extensive regulation under federal and state laws. These laws and regulations are intended primarily to protect customers, depositors and the deposit insurance fund, rather than shareholders. Umpqua Bank is a state chartered commercial bank subject to regulations and supervision by the Administrator of the Division of Finance and Corporate Securities of the State of Oregon, the Washington Department of Financial Institutions, the California Department of Financial Institutions and by the Federal Deposit Insurance Corporation, which insures bank deposits. Strand, Atkinson, Williams & York, Inc. is subject to extensive regulation by the SEC and the National Association of Securities Dealers, Inc. We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System, the SEC and the Nasdaq. Federal and state regulations place banks at a competitive disadvantage compared to less regulated competitors such as finance companies, credit unions, mortgage banking companies and leasing companies. Although we have been able to compete effectively in our market area in the past, there can be no assurance that we will be able to continue to do so. Further, future changes in federal and state banking regulations could adversely affect our operating results and ability to continue to compete effectively.

THE FINANCIAL SERVICES INDUSTRY IS HIGHLY COMPETITIVE.

      We face significant competition in attracting and retaining deposits and making loans as well as in providing other financial services throughout our market area. We face pricing competition for loans and deposits. We also face competition with respect to customer convenience, product lines, accessibility of service and service capabilities. Our most direct competition comes from other banks, brokerages, mortgage companies and savings institutions. We also face competition from credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses.